ACCOUNTANTS' CONSENT


   The Board of Directors
   Lincoln Telecommunications Company:


   We consent to the incorporation by reference in the registration statement on Form S-3 of Lincoln Telecommunications Company of our report, dated February 5, 1993, relating to the consolidated balance sheets of Lincoln Telecommunications Company and subsidiaries as of December 31, 1992 and 1991, and related consolidated statements of earnings, common stock investment and preferred stock and cash flows and relating to the schedules to Form 10-K for each of the years in the three-year period ended December 31, 1992, which reports appear in the December 31, 1992 annual report on Form 10-K of Lincoln Telecommunications Company.

   We also consent to the reference to our Firm under the heading "Experts" in the registration statement.


                                            KPMG PEAT MARWICK



   February 1, 1994
   Lincoln, Nebraska